UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15D-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-43205

Xanadu Quantum Technologies Limited

(Translation of registrant’s name into English)

777 Bay Street, Suite 2400, Toronto, Ontario M5G 2C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 10.1, is incorporated by reference into the registrant's registration statement on Form S-8 (File No. 333-296231) (including any prospectuses forming a part of such registration statements) filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 28, 2026	Xanadu Quantum Technologies Limited

	By:	/s/ Michael Trzupek
Michael Trzupek
Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
10.1	Agreement, dated August 28, 2026, between His Majesty the King in Right of Canada, as represented by the Minister of Industry, Xanadu Quantum Technologies Inc. and Xanadu Quantum Technologies Limited, as guarantor
99.1	Press release dated August 28, 2026 – Government of Canada Invests CAD $195 Million in Xanadu to Build the Quantum Supply Chain
99.2	Press release dated August 28, 2026 – Xanadu Secures CAD $195 Million and Establishes Landmark Advanced Photonics Facility

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